SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

USB Capital IX
(Name of Subject Company (Issuer))
U.S. Bancorp
(Filing Person (Offeror))

Depositary Shares, Each Representing a 1/100th Interest in a
Share of Series A Non-Cumulative Perpetual Preferred Stock,
$100,000 liquidation preference per share (the “Depositary Shares”)
6.189% Fixed-to-Floating Rate Normal ITS of USB Capital IX,
liquidation amount $1,000 per security (the “Normal ITS”)
(Title of Class of Securities)

91731K AA 8
(CUSIP Number of Class of Securities)

Lee R. Mitau, Esq.
800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James J. Barresi, Esq.	Michael J. Schiavone, Esq.
Aaron A. Seamon, Esq.	Lona Nallengara, Esq.
Squire, Sanders & Dempsey L.L.P.	Shearman & Sterling LLP
221 E. 4th Street, Suite 2900	599 Lexington Avenue
Cincinnati, Ohio 45202	New York, New York 10022
(513) 361-1200	(212) 848-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,250,000,000	$89,125

*	Estimated solely for purpose of calculating the registration fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provide by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $89,125	Filing Party: U.S. Bancorp
Form or Registration No: Form S-4 (File No. 333-166706)	Date filed: May 10, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by U.S. Bancorp, a Delaware corporation (the “Company”), and relates to an offer by the Company to exchange up to 1,250,000 depositary shares (the “Depositary Shares”), each representing a 1/100th interest in a share of Series A Non-Cumulative Perpetual Preferred Stock, $100,000 liquidation preference per share (the “Preferred Stock”), for any and all of the 1,250,000 outstanding 6.189% Fixed-to-Floating Rate Normal ITS, each with a liquidation amount of $1,000 (the “Normal ITS”), issued by USB Capital IX (the “Trust”), on the terms and subject to the conditions described in the prospectus and consent solicitation statement (the “Prospectus and Consent Solicitation Statement”), and the offer to exchange (the “Exchange Offer”), which is a part of the Company’s registration statement filed with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-166706) relating to the Depositary Shares (and the underlying Preferred Stock) to be issued to holders who tender their Normal ITS in the Exchange Offer (the “Registration Statement”).
     The information set forth in the Prospectus and Consent Solicitation Statement, including the exhibits thereto and the accompanying Letter of Transmittal and Consent is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.
ITEM 1. SUMMARY TERM SHEET
     The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Questions and Answers About the Exchange Offer and the Consent Solicitation” and “Summary” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Name and Address. The name of the subject company is USB Capital IX, a Delaware statutory trust. The address of the Trust’s principal executive offices is: c/o U.S. Bancorp, 800 Nicollet Mall, Minneapolis Minnesota 55402. The Trust’s telephone number is: (651) 466-3000.
     (b) Securities. The subject securities are the Trust’s Normal ITS. As of May 7, 2010, there were 1,250,000 Normal ITS and no Depositary Shares outstanding. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Summary—Summary Terms of the Exchange Offer and the Consent Solicitation”, “Description of Preferred Stock”, “Description of Depositary Shares” and “Comparison of Rights Between Normal ITS and the Depositary Shares” is incorporated herein by reference.
     (c) Trading Market and Price. There is no established trading market for the Normal ITS.

     To the knowledge of the Company, no Normal ITS are owned by any officer, director or affiliate of the Company.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
     (a) Name and Address. The name of the filing person is U.S. Bancorp, a Delaware corporation. The address of the Company’s principal executive offices is 800 Nicollet Mall, Minneapolis Minnesota 55402. The Company’s telephone number is (651) 466-3000. The Company is the sole holder of all of the common securities of the Trust.
     The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the issuer.
     Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company.

Name	Position
Richard K. Davis	Chairman, President and Chief Executive Officer
Jennie P. Carlson	Executive Vice President, Human Resources
Andrew Cecere	Vice Chairman and Chief Financial Officer
William L. Chenevich	Vice Chairman, Technology and Operations Services
Richard C. Hartnack	Vice Chairman, Consumer Banking
Richard J. Hidy	Executive Vice President and Chief Risk Officer
Joseph C. Hoesley	Vice Chairman, Commercial Real Estate
Pamela A. Joseph	Vice Chairman, Payment Services
Howell D. McCullough, III	Executive Vice President and Chief Strategy Officer
Lee R. Mitau	Executive Vice President and General Counsel
Joseph M. Otting	Vice Chairman, Commercial Banking
P.W. Parker	Executive Vice President and Chief Credit Officer
Richard B. Payne, Jr.	Vice Chairman, Corporate Banking
Diane L. Thormodsgard	Vice Chairman, Wealth Management & Securities Services
Douglas M. Baker, Jr.	Director
Y. Marc Belton	Director
Victoria Buyniski Gluckman	Director
Arthur D. Collins, Jr.	Director
Joel W. Johnson	Director
Olivia F. Kirtley	Director
Jerry W. Levin	Director
David B. O’Maley	Director
O’Dell M. Owens, M.D., M.P.H.	Director
Richard G. Reiten	Director
Craig D. Schnuck	Director
Patrick T. Stokes	Director
     The address of each director and executive officer is: c/o U.S. Bancorp, 800 Nicollet Mall, Minneapolis Minnesota 55402. The telephone number of each director and executive officer is: (651) 466-3000.
     (b) Business and background of entities. Not applicable.
     (c) Business and background of natural persons. With respect to information required pursuant to General Instruction C to Schedule TO, the information set forth in the Company’s Proxy Statement filed on March 12, 2010 under the heading “Proposal 1—Election of Directors—Director Nominees” and the information set forth in the Company’s Annual Report on Form 10-K under the heading “Item 10. Directors, Executive Officers and Corporate Governance “ is incorporated herein by reference.

     None of the filing person or persons specified pursuant to General Instruction C has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).
     None of the filing person or persons specified pursuant to General Instruction C was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Each of the persons specified pursuant to Instruction C that is a natural person is a citizen of the United States.
ITEM 4. TERMS OF THE TRANSACTION
     (a) Material Terms. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Questions and Answers About the Exchange Offer and the Consent Solicitation”, “Summary”, “The Exchange Offer and the Consent Solicitation”, “Description of Preferred Stock”, “Description of Depositary Shares”, “Comparison of Rights Between the Normal ITS and the Depositary Shares” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases The information set forth in the Prospectus and Consent Solicitation Statement in the section entitled “The Exchange Offer and the Consent Solicitation—Security Ownership” is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     (a) Transactions. The information set forth in the Company’s Proxy Statement filed on March 12, 2010 in the section entitled “Certain Relationships and Related Transactions” is incorporated herein by reference.
     (b) Significant Corporate Events. Not applicable.
     (e) Agreements Involving the Subject Company’s Securities.
     The Company has entered into the following agreements with respect to the Normal ITS: Amended and Restated Trust Agreement of USB Capital IX, among the Company as Sponsor, Wilmington Trust Company as Property Trustee and Delaware Trustee, the Administrative Trustees and the several holders of the Trust Securities, dated as of March 17, 2006, (filed as Exhibit 4.11 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010 (SEC File No. 333-166706) and incorporated herein by reference); Stock Purchase Contract Agreement, dated as of March 17, 2006, between the Company and USB Capital IX, acting through Wilmington Trust Company, as Property Trustee (filed as Exhibit 4.3 to the Company’s Form 8-K filed on March 17, 2006 and incorporated herein by reference); Junior Subordinated Indenture, dated April 28, 2005, between the Company and Wilmington Trust Company, as Trustee (filed as Exhibit 4.2.3 to the Company’s Registration Statement on Form S-3, dated May 2, 2005 (SEC File Nos. 333-124535 and 333-124535-02), and incorporated herein by reference); First Supplemental Indenture, dated August 3, 2005 (filed as Exhibit 4.2 to the Company’s Form 8-A, dated August 11, 2005, and incorporated herein by reference); Second Supplemental Indenture, dated December 29, 2005 (filed as Exhibit 4.1 to the Company’s Form 8-K, dated December 29, 2005, and incorporated herein by reference); Third Supplemental Indenture, dated March 17, 2006 (filed as Exhibit 4.1 to the Company’s Form 8-K, dated March 17, 2006, and incorporated herein by reference); Fourth Supplemental Indenture, dated April 12, 2006 (filed as Exhibit 4.1 to the Company’s Form 8-K, dated April 12, 2006, and incorporated herein by reference); Fifth Supplemental Indenture, dated August 30, 2006 (filed as Exhibit 4.1 to the Company’s Form 8-K, dated August 30, 2006, and incorporated herein by reference); Sixth Supplemental Indenture, dated February 1, 2007 (filed as Exhibit 4.1 to the Company’s Form 8-K, dated February 1, 2007, and incorporated herein by reference); Seventh Supplemental Indenture, dated December 10, 2009 (filed as Exhibit 4.1 to the Company’s Form 8-K, dated December 10, 2009, and incorporated herein by reference); Guarantee Agreement, dated as of March 17, 2006, between the Company, and Wilmington Trust Company, as Trustee, for the benefit of the Holders from time to time of the Trust Preferred Securities of USB Capital IX (filed as Exhibit 4.12 to the Company’s Registration Statement on Form S-4, filed on May 10, 2010 (SEC File

No. 333-166706) and incorporated herein by reference); Collateral Agreement, dated as of March 17, 2006, between the Company, U.S. Bank National Association, and USB Capital IX (filed as Exhibit 10.1 to the Company’s Form 8-K, filed on March 17, 2006, and incorporated herein by reference).
     The information set forth in the Prospectus and Consent Solicitation Statement in the section entitled “Summary—U.S. Bancorp and USB Capital IX”, “Description of Preferred Stock”, “Description of Depositary Shares” and “Comparison of Rights Between the Normal ITS and the Depositary Shares” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     (a) Purposes. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Questions and Answers About the Exchange Offer and the Consent Solicitation—What is the purpose of the Exchange Offer and the Consent Solicitation?”, “Summary—Purpose of the Exchange Offer and the Consent Solicitation” and “The Exchange Offer and the Consent Solicitation—Purpose of the Exchange Offer and the Consent Solicitation” is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Summary—Summary Terms of the Exchange Offer and the Consent Solicitation” and “The Exchange Offer and the Consent Solicitation—The Proposed Amendments” is incorporated herein by reference.
     (c) Plans. The securities acquired pursuant to the Exchange Offer will be retired, along with any related underlying debt and stock purchase contracts. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Questions and Answers About the Exchange Offer and the Consent Solicitation—What do you intend to do with the Normal ITS that are acquired in the Exchange Offer?”, “Summary—Summary Terms of the Exchange Offer and the Consent Solicitation”, “The Exchange Offer and the Consent Solicitation—Terms of the Exchange Offer”, “The Exchange Offer and the Consent Solicitation—The Proposed Amendments”, “The Exchange Offer and the Consent Solicitation—Proration”, “The Exchange Offer and the Consent Solicitation—Consequences of Failure to Exchange Normal ITS” and “The Exchange Offer and the Consent Solicitation—Subsequent Repurchases” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     (a) Source of Funds. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Summary—Summary Terms of the Exchange Offer and the Consent Solicitation” and “Use of Proceeds” is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     (a) Securities Ownership. The information set forth in the Prospectus and Consent Solicitation Statement in the section entitled “The Exchange Offer and the Consent Solicitation—Security Ownership” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Prospectus and Consent Solicitation Statement in the section entitled “The Exchange Offer and the Consent Solicitation—Security Ownership” is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
     (a) Solicitations and Recommendations. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “The Exchange Offer and the Consent Solicitation—Information and Exchange Agent”, “The Exchange Offer and the Consent Solicitation—Fees and Expenses” and “The Exchange Offer and the Consent Solicitation—No Recommendation” is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
     (a) Financial Information. The information set forth in the Prospectus and Consent Solicitation Statement in the sections entitled “Where You Can Find More Information” and “Selected Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed on March 12, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 and filed on May 7, 2010 incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus and Consent Solicitation Statement in the section entitled “The Exchange Offer and the Consent Solicitation—Conditions to the Exchange Offer” is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.

Exhibit No.	Description
(a)(1)	Preliminary Prospectus and Consent Solicitation Statement, dated May 10, 2010, incorporated by reference to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(a)(2)	Form of Letter of Transmittal and Consent, incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(a)(3)	Form of Notice of Withdrawal and Revocation, incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(a)(4)	Press Release, dated May 10, 2010 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Not applicable.

(d)(1)	Junior Subordinated Indenture, dated as of April 28, 2005, between U.S. Bancorp and Delaware Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.2.3 to U.S. Bancorp’s Registration Statement on Form S-3, Commission Nos. 333-124535 and 333-124535-02, dated May 2, 2005.

(d)(2)	First Supplemental Indenture to Junior Subordinated Indenture, dated as of August 3, 2005, incorporated by reference to Exhibit 4.2 to U.S. Bancorp’s Registration Statement on Form 8-A (File No. 01-06880), dated August 11, 2005.

(d)(2)	Second Supplemental Indenture to Junior Subordinated Indenture dated as of December 29, 2005, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated December 29, 2005.

(d)(3)	Third Supplemental Indenture to Junior Subordinated Indenture, dated as of March 17, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(4)	Fourth Supplemental Indenture to Junior Subordinated Indenture, dated as of April 12, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated April 12, 2006.

Exhibit No.	Description
(d)(5)	Fifth Supplemental Indenture to Junior Subordinated Indenture, dated as of August 30, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated August 30, 2006.

(d)(6)	Sixth Supplemental Indenture to Junior Subordinated Indenture, dated as of February 1, 2007, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated February 1, 2007.

(d)(7)	Seventh Supplemental Indenture to Junior Subordinated Indenture, dated as of December 10, 2009, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated December 10, 2009.

(d)(8)	Stock Purchase Contract Agreement between the Company and USB Capital IX, acting through Wilmington Trust Company as Property Trustee, dated as of March 17, 2006, incorporated by reference to Exhibit 10.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(9)	Collateral Agreement among the U.S. Bancorp, U.S. Bank National Association, as Collateral Agent, Custodial Agent, Securities Intermediary and Securities Registrar and USB Capital IX, acting through Wilmington Trust Company, as Property Trustee, dated as of March 17, 2006, incorporated by reference to Exhibit 10.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(10)	Amended and Restated Trust Agreement of USB Capital IX, incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(d)(12)	Form of Normal ITS Certificate (included in Exhibit (d)(10)).

(d)(12)	Form of Stripped ITS Certificate (included in Exhibit (d)(10)).

(d)(13)	Form of Capital ITS Certificate (included in Exhibit (d)(10)).

(d)(14)	Guarantee Agreement, dated as of March 17, 2006, incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(d)(15)	Form of Remarketable Junior Subordinated Note due 2042 (included in Exhibit (d)(3)).

(g)	Not applicable.

(h)	Opinion of Squire, Sanders & Dempsey L.L.P. with respect to certain tax matters, incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

U.S. Bancorp
By:	/s/ Lee R. Mitau
Lee R. Mitau
Executive Vice President, General Counsel and Corporate Secretary

Date: May 10, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Preliminary Prospectus and Consent Solicitation Statement, dated May 10, 2010, incorporated by reference to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(a)(2)	Form of Letter of Transmittal and Consent, incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(a)(3)	Form of Notice of Withdrawal and Revocation, incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(a)(4)	Press Release, dated May 10, 2010 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Not applicable.

(d)(1)	Junior Subordinated Indenture, dated as of April 28, 2005, between U.S. Bancorp and Delaware Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.2.3 to U.S. Bancorp’s Registration Statement on Form S-3, Commission Nos. 333-124535 and 333-124535-02, dated May 2, 2005.

(d)(2)	First Supplemental Indenture to Junior Subordinated Indenture, dated as of August 3, 2005, incorporated by reference to Exhibit 4.2 to U.S. Bancorp’s Registration Statement on Form 8-A (File No. 01-06880), dated August 11, 2005.

(d)(2)	Second Supplemental Indenture to Junior Subordinated Indenture dated as of December 29, 2005, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated December 29, 2005.

(d)(3)	Third Supplemental Indenture to Junior Subordinated Indenture, dated as of March 17, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(4)	Fourth Supplemental Indenture to Junior Subordinated Indenture, dated as of April 12, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated April 12, 2006.

(d)(5)	Fifth Supplemental Indenture to Junior Subordinated Indenture, dated as of August 30, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated August 30, 2006.

(d)(6)	Sixth Supplemental Indenture to Junior Subordinated Indenture, dated as of February 1, 2007, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated February 1, 2007.

(d)(7)	Seventh Supplemental Indenture to Junior Subordinated Indenture, dated as of December 10, 2009, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated December 10, 2009.

(d)(8)	Stock Purchase Contract Agreement between the Company and USB Capital IX, acting through Wilmington Trust Company as Property Trustee, dated as of March 17, 2006, incorporated by reference to Exhibit 10.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(9)	Collateral Agreement among the U.S. Bancorp, U.S. Bank National Association, as Collateral Agent, Custodial Agent, Securities Intermediary and Securities Registrar and USB Capital IX, acting through Wilmington Trust Company, as Property Trustee, dated as of March 17, 2006, incorporated by reference to Exhibit 10.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(10)	Amended and Restated Trust Agreement of USB Capital IX, incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(d)(12)	Form of Normal ITS Certificate (included in Exhibit (d)(10)).

(d)(12)	Form of Stripped ITS Certificate (included in Exhibit (d)(10)).

(d)(13)	Form of Capital ITS Certificate (included in Exhibit (d)(10)).

(d)(14)	Guarantee Agreement, dated as of March 17, 2006, incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(d)(15)	Form of Remarketable Junior Subordinated Note due 2042 (included in Exhibit (d)(3)).

(g)	Not applicable.

Exhibit No.	Description
(h)	Opinion of Squire, Sanders & Dempsey L.L.P. with respect to certain tax matters, incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.